EXHIBIT 8.1

Significant Subsidiaries and Consolidated Entity of the Registrant

Subsidiary	Place of Incorporation
Futu Financial Limited	Hong Kong
Futu Lending Limited	Hong Kong
Futu Network Technology Limited	Hong Kong
Futu Securities (Hong Kong) Limited	Hong Kong
Futu Securities International (Hong Kong) Limited	Hong Kong
Futu Trustee Limited	Hong Kong
Futu US Inc.	the United States
Futu Inc.	the United States
Futu Clearing Inc.	the United States
Moomoo Inc.	the United States
Shensi Network Technology (Beijing) Co., Ltd.	PRC
Futu Network Technology (Shenzhen) Co., Ltd.	PRC
Futu Singapore Pte. Ltd.	Singapore
Futu Securities (Australia) Ltd	Australia

Consolidated Variable Interest Entity	Place of Incorporation
Shenzhen Futu Network Technology Co., Ltd.	PRC